UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of September, 2008.
Comission File Number 001-32535
Bancolombia S.A.
(Translation of registrant’s name into English)
Calle 50 No. 51-66
Medellín, Colombia
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

BANCOLOMBIA S.A. ANNOUNCES UNCONSOLIDATED RESULTS
FOR THE MONTH OF AUGUST 2008*
Medellín, Colombia, September 10, 2008
Bancolombia S.A. (“Bancolombia”) reported unconsolidated net income of Ps. 93.8 billion in August 2008. Net income for Bancolombia on an unconsolidated basis totaled Ps. 764.1 billion for the first eight months of 2008, increasing 51.2% as compared to the same period of 2007.
•
Net interest income, including investment securities, totaled Ps. 230.3 billion in August 2008. For the eight month period ended August 31, 2008, net interest income totaled Ps. 1,666.6 billion, increasing 39.1% as compared to the same period last year.

•
Net fees and income from services in August 2008 totaled Ps. 66.0 billion. For the eight month period ended August 31, 2008, net fees and income from services totaled Ps. 510.4 billion, which represents an increase of 19.4% as compared to the same period of 2007.

•
Other operating income totaled Ps. 19.2 billion in August 2008. For the eight month period ended August 31, 2008, other operating income totaled Ps. 450.3 billion increasing 144.7% as compared to the same period last year. Bancolombia notes that a considerable part of this revenue comes from dividend income received from subsidiaries, which is eliminated in the consolidated results as it is an intercompany transaction. As a result, this dividend income is only recorded in Bancolombia’s unconsolidated results.

•
Net provisions totaled Ps 30.8 billion in August 2008. Net provisions totaled Ps 375.5 for the eight month period ended August 31, 2008, which represents an increase of 109.3% as compared to the same period of 2007.

•
Operating expenses totaled Ps. 148.7 billion in August 2008. For the eight month period ended August 31, 2008, operating expenses totaled Ps. 1,147.5 billion, increasing 12.2% as compared to the same period of 2007.

Total assets (unconsolidated) amounted to Ps 34.9 trillion, loans amounted to Ps 24.7 trillion, deposits totaled Ps 21.9 trillion and Bancolombia’s total shareholders’ equity amounted to Ps 5.3 trillion.
Bancolombia’s (unconsolidated) level of past due loans as a percentage of total loans amounted to 3.57% as of August 31, 2008, and the level of allowance for past due loans amounted to 131.49% as of the same date.
Market Share
According to ASOBANCARIA (Colombia’s national banking association), BANCOLOMBIA’s market share of the Colombian financial system as of August, 2008 was as follows: 18.7% of total deposits, 20.8% of total net loans, 19.4% of total savings accounts, 20.8% of total checking accounts and 15.7% of total time deposits.
* This report corresponds to the unconsolidated financial statements of Bancolombia. The numbers contained herein are subject to review by the relevant Colombian authorities. This information has been prepared in accordance with generally accepted accounting principles in Colombia and is stated in nominal terms.

BANCOLOMBIA S.A.				Growth
BALANCE SHEET	As of			Aug08 / Jul08		Annual
(Ps. Millions)	Aug-07	Jul-08	Aug-08	$	%	%
ASSETS
Cash and due from banks	1,818,226	2,454,353	2,522,361	68,008	2.77%	38.73%
Overnight funds sold	497,174	232,682	540,030	307,348	132.09%	8.62%
Total cash and equivalents	2,315,400	2,687,035	3,062,391	375,356	13.97%	32.26%

Debt securities	3,984,761	4,058,193	4,042,678	-15,515	-0.38%	1.45%
Trading	1,878,621	1,527,874	1,467,851	-60,023	-3.93%	-21.87%
Available for Sale	1,052,785	1,135,745	1,182,561	46,816	4.12%	12.33%
Held to Maturity	1,053,355	1,394,574	1,392,266	-2,308	-0.17%	32.17%
Equity securities	970,166	1,094,723	1,124,493	29,770	2.72%	15.91%
Trading	6,318	4,285	44,793	40,508	945.34%	608.97%
Available for Sale	963,848	1,090,438	1,079,700	-10,738	-0.98%	12.02%
Market value allowance	-29,866	-28,315	-18,478	9,837	-34.74%	-38.13%
Net investment securities	4,925,061	5,124,601	5,148,693	24,092	0.47%	4.54%

Commercial loans	16,385,808	18,252,557	18,446,451	193,894	1.06%	12.58%
Consumer loans	3,376,285	3,846,354	3,879,804	33,450	0.87%	14.91%
Small business loans	100,986	119,231	122,723	3,492	2.93%	21.52%
Mortgage loans	1,965,423	2,357,480	2,245,087	-112,393	-4.77%	14.23%
Allowance for loans and financial leases losses	-787,983	-1,103,792	-1,156,494	-52,702	4.77%	46.77%
Net total loans and financial leases	21,040,519	23,471,830	23,537,571	65,741	0.28%	11.87%

Accrued interest receivable on loans	260,110	333,087	358,451	25,364	7.61%	37.81%
Allowance for accrued interest losses	-15,946	-24,361	-25,622	-1,261	5.18%	60.68%
Net total interest accrued	244,164	308,726	332,829	24,103	7.81%	36.31%

Customers’ acceptances and derivatives	105,313	248,974	272,396	23,422	9.41%	158.65%
Net accounts receivable	412,011	383,671	412,947	29,276	7.63%	0.23%
Net premises and equipment	393,418	562,257	576,859	14,602	2.60%	46.63%
Foreclosed assets	12,055	3,745	3,659	-86	-2.30%	-69.65%
Prepaid expenses and deferred charges	38,327	80,066	76,428	-3,638	-4.54%	99.41%
Goodwill	21,727	3,927	3,509	-418	-10.64%	-83.85%
Other	257,541	374,140	436,458	62,318	16.66%	69.47%
Reappraisal of assets	1,019,259	1,024,284	1,064,252	39,968	3.90%	4.41%

Total assets	30,784,795	34,273,256	34,927,992	654,736	1.91%	13.46%

LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES
DEPOSITS
Non-interest bearing	4,071,583	4,025,008	3,974,829	-50,179	-1.25%	-2.38%
Checking accounts	3,849,449	3,735,364	3,799,981	64,617	1.73%	-1.29%
Other	222,134	289,644	174,848	-114,796	-39.63%	-21.29%

Interest bearing	15,090,559	17,501,667	17,923,058	421,391	2.41%	18.77%
Checking accounts	262,015	391,923	427,142	35,219	8.99%	63.02%
Time deposits	4,502,849	6,221,028	6,425,137	204,109	3.28%	42.69%
Savings deposits	10,325,695	10,888,716	11,070,779	182,063	1.67%	7.22%

Total deposits	19,162,142	21,526,675	21,897,887	371,212	1.72%	14.28%
Overnight funds	1,628,849	1,574,876	958,477	-616,399	-39.14%	-41.16%
Bank acceptances outstanding	67,365	32,841	37,484	4,643	14.14%	-44.36%
Interbank borrowings	700,928	557,546	641,597	84,051	15.08%	-8.46%
Borrowings from domestic development banks	1,330,385	1,612,771	1,666,866	54,095	3.35%	25.29%
Accounts payable	1,073,878	1,261,692	1,101,875	-159,817	-12.67%	2.61%
Accrued interest payable	145,266	182,895	199,985	17,090	9.34%	37.67%
Other liabilities	278,828	379,876	422,490	42,614	11.22%	51.52%
Bonds	1,341,154	1,393,982	2,046,646	652,664	46.82%	52.60%
Accrued expenses	407,534	592,993	646,928	53,935	9.10%	58.74%

Total liabilities	26,136,329	29,116,147	29,620,235	504,088	1.73%	13.33%

SHAREHOLDER’S EQUITY
Subscribed and paid in capital	393,914	393,914	393,914	—	0.00%	0.00%

Retained earnings	2,811,153	3,332,765	3,426,588	93,823	2.82%	21.89%
Appropiated	2,305,756	2,662,531	2,662,531	—	0.00%	15.47%
Unappropiated	505,397	670,234	764,057	93,823	14.00%	51.18%

Reappraisal and others	1,478,252	1,483,600	1,523,570	39,970	2.69%	3.07%
Gross unrealized gain or loss on debt securities	(34,853)	(53,170)	(36,315)	16,855	-31.70%	4.19%

Total shareholder’s equity	4,648,466	5,157,109	5,307,757	150,648	2.92%	14.18%

Total liabilities and shareholder’s equity	30,784,795	34,273,256	34,927,992	654,736	1.91%	13.46%

BANCOLOMBIA S.A.			Growth			Growth
INCOME STATEMENT	Accumulated		Annual	Month		Month
(Ps. Millions)	Aug-07	Aug-08%		Jul-08	Aug-08%
Interest income and expenses
Interest on loans	1,661,095	2,373,777	42.90%	312,261	319,782	2.41%
Interest on investment securities	175,444	208,431	18.80%	33,127	40,266	21.55%
Overnight funds	34,944	31,601	-9.57%	3,476	4,446	27.91%
Total interest income	1,871,483	2,613,809	39.67%	348,864	364,494	4.48%

Interest expense Checking accounts	11,801	10,142	-14.06%	1,291	1,559	20.76%
Time deposits	180,562	339,554	88.05%	47,506	51,249	7.88%
Savings deposits	289,021	359,153	24.27%	43,777	47,855	9.32%
Total interest on deposits	481,384	708,849	47.25%	92,574	100,663	8.74%

Interbank borrowings	49,756	17,694	-64.44%	1,786	2,007	12.37%
Borrowings from domestic development banks	39,249	71,410	81.94%	8,994	9,155	1.79%
Overnight funds	55,472	57,003	2.76%	7,787	9,066	16.42%
Bonds	47,046	92,244	96.07%	10,834	13,272	22.50%
Total interest expense	672,907	947,200	40.76%	121,975	134,163	9.99%

Net interest income	1,198,576	1,666,609	39.05%	226,889	230,331	1.52%
Provision for loan and accrued interest losses, net	(247,424)	(433,183)	75.08%	(96,267)	(46,535)	-51.66%
Recovery of charged-off loans	43,190	40,229	-6.86%	9,194	5,740	-37.57%
Provision for foreclosed assets and other assets	(15,393)	(14,390)	-6.52%	(1,021)	(1,266)	24.00%
Recovery of provisions for foreclosed assets and other assets	40,178	31,802	-20.85%	6,974	11,256	61.40%

Total net provisions	(179,449)	(375,542)	109.28%	(81,120)	(30,805)	-62.03%
Net interest income after provision for loans and accrued interest losses	1,019,127	1,291,067	26.68%	145,769	199,526	36.88%

Commissions from banking services and other services	61,792	76,800	24.29%	12,212	9,251	-24.25%
Electronic services and ATM’s fees, net	47,393	51,874	9.45%	6,299	6,362	1.00%
Branch network services, net	64,558	63,199	-2.11%	8,889	7,845	-11.74%
Collections and payments fees, net	71,075	91,066	28.13%	12,598	11,179	-11.26%
Credit card merchant fees, net	12,987	6,362	-51.01%	147	763	419.05%
Credit and debit card fees, net	162,869	210,974	29.54%	27,080	28,139	3.91%
Checking fees, net	44,075	43,914	-0.37%	5,884	5,186	-11.86%
Check remittance, net	6,798	8,082	18.89%	1,115	902	-19.10%
International operations, net	21,296	21,274	-0.10%	2,852	2,851	-0.04%
Total fees and other service income	492,843	573,545	16.37%	77,076	72,478	-5.97%

Other fees and service expenses	(65,426)	(63,159)	-3.46%	(6,674)	(6,481)	-2.89%
Total fees and income from services, net	427,417	510,386	19.41%	70,402	65,997	-6.26%

Other operating income
Net foreign exchange gains	134,756	(81,927)	-160.80%	(65,279)	36,834	156.43%
Forward contracts in foreign currency	(61,394)	271,573	542.34%	105,294	(16,664)	-115.83%
Gains(Loss) on sales of investments on equity securities	(13,254)	35,683	369.22%	—	(5,044)	*
Gains on sale of mortgage loan	857	29,206	*	3,450	3,912	13.39%
Dividend income	122,098	194,815	59.56%	—	27	*
Communication, rent payments and others	934	901	-3.53%	125	102	-18.40%
Total other operating income	183,997	450,251	144.71%	43,590	19,167	-56.03%

Total income	1,630,541	2,251,704	38.10%	259,761	284,690	9.60%
Operating expenses
Salaries and employee benefits	400,681	428,849	7.03%	53,022	54,205	2.23%
Bonus plan payments	26,616	68,356	156.82%	11,636	7,176	-38.33%
Compensation	13,618	17,439	28.06%	1,895	2,636	39.10%
Administrative and other expenses	503,933	555,993	10.33%	73,754	73,318	-0.59%
Deposit security, net	27,375	26,642	-2.68%	2,736	3,044	11.26%
Donation expenses	305	3,098	915.74%	164	2,449	1393.29%
Depreciation	50,016	47,159	-5.71%	5,872	5,869	-0.05%
Total operating expenses	1,022,544	1,147,536	12.22%	149,079	148,697	-0.26%

Net operating income	607,997	1,104,168	81.61%	110,682	135,993	22.87%
Merger expenses	—	—	0.00%	—	—	0.00%
Goodwill amortization	18,435	9,000	-51.18%	417	418	0.24%
Non-operating income (expense)
Other income	54,193	49,080	-9.43%	4,903	1,760	-64.10%
Other expense	(29,249)	(89,721)	206.75%	(6,018)	(6,570)	9.17%
Total non-operating income	24,944	(40,641)	-262.93%	(1,115)	(4,810)	331.39%
Income before income taxes	614,506	1,054,527	71.61%	109,150	130,765	19.80%
Income tax expense	(109,109)	(290,470)	166.22%	(23,789)	(36,942)	55.29%

Net income	505,397	764,057	51.18%	85,361	93,823	9.91%

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date: September 10, 2008	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Finance